Correspondence

Law Offices of Scott C. Kline, Esq. dba Kline Law Group 15615 Alton Parkway, Suite 450 Irvine, CA 92618 T – 949.271.6355 F – 949.271.6301

Robert Littlepage

Accounting Branch Chief

Office of Consumer Products

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Re: Zoompass Holdings, Inc.
Form 10-K for the year ended December 31, 2019 Filed April 9, 2020
Form 8-K/A dated August 10, 2020
Filed August 10, 2020
Form 10-Q for the period ended June 30, 2020 Filed August 19, 2020
File No. 000-55792

Dear Mr. Littlepage:

I write on behalf of my client, Zoompass Holdings, Inc. (the “Company”), regarding the above-referenced matter. The Company requested us, as its legal counsel, to respond to your September 14, 2020, letter written on behalf of the United States Securities and Exchange Commission (the “Commission”).

Set forth below are the Company’s responses to the Staff’s comments. Factual information provided herein has been provided to us by the Company. The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 8-K filed August 10, 2020

Exhibit 99.1 Blockgration Global Corp. audited financials for the fiscal year ended December 31, 2019 and 2018, page 3

Comment 1.      We note that Blockgration made a significant acquisition of another company (Zuum Global Services) on January 2, 2020 and that the operations of Blockgration prior to the acquisition of Zuum appear to be minimal. Therefore, the financial statements of Blockgration filed pursuant to Rule 8-04 of Regulation S-X are substantially incomplete in the absence of historical financial statements of Zuum prior to the acquisition by Blockgration. Please provide audited financial statements of Zuum Global Services for the periods required pursuant to Rule 804 of Regulation S-X, since Zuum Global Services is a significant acquiree of Blockgration.

United States Securities and Exchange Commission

November 4, 2020

Response:	On May 31, 2020, the Company closed the acquisition of Blockgration Global Corp. and its subsidiaries (“BGC”). Management with the assistance of external valuation specialist determined the preliminary fair value of the net assets acquired and summarized the preliminary allocation of purchase price of BGC in Note 3 of the Interim Condensed Consolidated financial statements for the six months ended June 30, 2020, filed on Form 10-Q on August 19, 2020.

We applied the significance test in aggregate to the BGC net assets acquired and to each individual business subsidiaries of BGC. We concluded that none of the individual subsidiaries of BGC are individually significant (less than 20% significance level) and hence pursuant to Rule 8-04 of Regulation S-X we submitted the historical financial statements of Blockgration Global Corp from the date of incorporation, April 4, 2018 to March 31, 2020.

Zuum Global Services (“Zuum”) was incorporated on March 23, 2019 and did not have significant business operations during the period ended December 31, 2019 prior to the date of acquisition by Blockgration Global Corp., being acquisition of 70% interest in Zuum. The fair value of the net assets of BGC acquired by the Company as at May 31, 2020 was determined to be $18,900,320. The fair value of the net assets of Zuum as at May 31, 2020 including goodwill was determined to be $1,234,292.

Below is the breakdown of the fair value of net assets acquired for BGC and Zuum

	BGC	Zuum
Total Tangible assets	440,970	41,679
Total Intangible assets	4,385,000	232,000
Goodwill	16,711,559	1,520,030
Total liabilities	(908,530)	(30,435)
Non controlling interest	(1,728,679)	(528,982)
Net assets acquired	18,900,320	1,234,292

We performed the three-significance test of the acquired business and understand that the significance level of the target is based on the highest percentage calculated by the three tests.

United States Securities and Exchange Commission

November 4, 2020

We note that under the Income test the pre-tax income for Blockgration Global Corp. and for Zuum for the period ended December 31, 2019, prior to the acquisition of Zuum by Blockgration Global Corp. is as follows:

	Blockgration Global Corp. (audited)	Zuum Global Services (unaudited)
Revenue	57,341	37,787
Expenses	587,573	56,417
Pre-tax income (loss)	(530,232)	(18,630)

The pre-tax income (loss) for Zuum is less than the 20% significance level. We refer to Blockgration Global Corp. audited financial statements for the year ended December 31, 2019 and 2018 filed by Form 8-K/A, Exhibit 99.1.

In conclusion, we believe that the historical financial statements of Blockgration is filed in compliance with Rule 8-04 of Regulation S-X. Zuum Global Services, incorporated on March 23, 2019 had minimal operations as compared to Blockgration prior to its acquisition.

Form 10-Q for the period ended June 30, 2020

Financial Statements

Note 5 - Intangible Assets, Goodwill and Impairment, page F-15

Comment 2.      We note that [you] recognized $13.4 million of impairment of goodwill in the three month period ended June 30, 2020. Please expand the disclosure to explain the reason for the timing and amount of the impairment, including a detailed explanation of the reason for such impairment during the same period as the consummation of the acquisition of Blockgration. Please also expand MD&A accordingly.

Response:	We note the staff comments for expanded disclosure to Note 5, regarding the impairment of goodwill. The referenced Form 10-Q will be amended to include the following paragraph to the Note 5 of the financial statements and the same to the MD&A disclosure.

“We test goodwill for impairment at the reporting level annually and more often if an event occurs or circumstances change that indicate the fair value of a reporting unit is below its carrying amount. The qualitative factors we considered include, general macroeconomic conditions, industry and market conditions, cost factors, events or changes affecting the composition or carrying amount of the net assets of our reporting unit, volatility in our share price and other relevant entity-specific events. During the three months period ended June 30, 2020, the Company acquired Blockgration and its subsidiaries, triggering a substantial event. At June 30, 2020, we elected to perform a quantitative assessment of impairment of the reporting unit and determined on the basis of those assessments that the fair value of the reporting unit is less than the carrying amounts, thus requiring an impairment loss of $13,243,071 to be recognized. The estimate of the implied fair value of goodwill was determined based on an estimate of the discounted cash flows expected to result from the reporting unit.”

United States Securities and Exchange Commission

November 4, 2020

The Company acknowledges that:

1.       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

/s/ Scott Kline, Esq.

Scott Kline, Esq.

cc: Zoompass Holdings, Inc.

Mr. Shibu Abraham, CFO

Enclosure

United States Securities and Exchange Commission

November 4, 2020

Securities and Exchange Commission

Response Letter Dated November 4, 2020

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Shibu Abraham

Shibu Abraham

Chief Financial Officer

Zoompass Holdings, Inc.